                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             ______________________

                                   FORM 10-Q

             [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the quarterly period ended March 31, 2000


                                       OR

            [_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period ___________ to ___________


                        COMMISSION FILE NUMBER:  0-23363


                         AMERICAN DENTAL PARTNERS, INC.
             (Exact name of registrant as specified in its charter)


                 DELAWARE                               04-3297858
     (State or other jurisdiction of        (I.R.S. Employer Identification No.)
      incorporation or organization)

                         AMERICAN DENTAL PARTNERS, INC.
                         301 EDGEWATER PLACE, SUITE 320
                        WAKEFIELD, MASSACHUSETTS  01880
          (Address of principal executive offices, including zip code)

                                 (781) 224-0880
                              (781) 224-4216 (FAX)
              (Registrant's telephone number, including area code)

                                      N/A
             (Former name, former address and former fiscal year,
                         if changed since last report)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


                               X    YES                   NO
                           ---------             --------


Indicate the number of shares outstanding of each of the issurer's classes of common stock as of the latest practicable date.

     Common Stock, $0.01 par value, outstanding as of May 11, 2000: 7,099,084 shares


================================================================================

     Exhibit Index appears on Page 19

                        AMERICAN DENTAL PARTNERS, INC.


                                     INDEX
                                     -----



                                                                                                        PAGE
                                                                                                        ----



PART I.    FINANCIAL INFORMATION

Item 1.    Financial Statements

           Consolidated Balance Sheets at December 31, 1999
           and March 31, 2000 (unaudited).....................................................            3

           Consolidated Statements of Earnings for the Three Months
           Ended March 31, 1999 and 2000 (unaudited)..........................................            4

           Consolidated Statement of Stockholders' Equity for the
           Three Months Ended March 31, 2000 (unaudited) ....................................             5

           Consolidated Statements of Cash Flows for the Three Months
           Ended March 31, 1999 and 2000 (unaudited).........................................             6

           Notes to Interim Consolidated Financial Statements ...............................             7

Item 2.    Management's Discussion and Analysis of Financial Condition and
           Results of Operations..............................................................            10


Item 3.    Quantitative and Qualitative Disclosures About Market Risk.........................            16


PART II.   OTHER INFORMATION

Item 1.    Legal Proceedings .................................................................             16

Item 2.    Changes in Securities and Use of Proceeds..........................................             16

Item 3.    Defaults Upon Senior Securities ...................................................             16

Item 4.    Submission of Matters to a Vote of Security Holders ..............................              16

Item 5.    Other Information .................................................................             16

Item 6.    Exhibits and Reports on Form 8-K ..................................................             17

Signatures ...................................................................................             18

Exhibit Index.................................................................................             19


                         AMERICAN DENTAL PARTNERS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                        DECEMBER 31,  MARCH 31,
                                                                                           1999          2000
                                                                                           ----          ----
                                                                                                     (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents..........................................................     $  2,325       $  1,503
  Accounts receivable................................................................          261            181
  Receivables due from affiliated dental groups......................................        9,637         11,585
  Income taxes receivable............................................................          416              -
  Inventories........................................................................        1,491          1,429
  Prepaid expenses and other receivables.............................................        2,436          2,801
  Deferred income taxes..............................................................          397            397
                                                                                          --------       --------
     Total current assets............................................................       16,963         17,896
                                                                                          --------       --------

Property and equipment, net..........................................................       23,006         24,672
                                                                                          --------       --------
Non-current assets:
  Intangible assets, net.............................................................       69,175         71,938
  Deferred income taxes..............................................................          563            563
  Other assets.......................................................................          293            304
                                                                                          --------       --------
     Total non-current assets........................................................       70,031         72,805
                                                                                          --------       --------
     Total assets....................................................................     $110,000       $115,373
                                                                                          ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................................     $  7,154       $  6,642
  Accrued compensation, benefits and taxes...........................................        4,452          4,246
  Accrued expenses...................................................................        3,833          4,648
  Income taxes payable...............................................................            -            643
  Current maturities of debt.........................................................        1,502          1,522
                                                                                          --------       --------
     Total current liabilities.......................................................       16,941         17,701
                                                                                          --------       --------
Non-current liabilities:
  Long-term debt.....................................................................       40,249         43,371
  Other liabilities..................................................................          581            703
                                                                                          --------       --------
     Total non-current liabilities...................................................       40,830         44,074
                                                                                          --------       --------
     Total liabilities...............................................................       57,771         61,775
                                                                                          --------       --------
Stockholders' equity:
  Preferred stock, par value $0.01 per share, 1,000,000 shares authorized, no shares
     issued or outstanding...........................................................            -              -
  Common stock, par value $0.01 per share, 25,000,000 shares authorized, 7,537,311 and 7,569,084 shares issued and 7,107,311 and 7,099,084 shares
     outstanding.....................................................................           75             76
  Additional paid-in capital.........................................................       46,584         46,772
  Retained earnings  .                                                                       8,526          9,994
  Treasury stock, at cost, 430,000 and 470,000 shares................................       (2,956)        (3,244)
                                                                                          --------       --------
     Total stockholders' equity......................................................       52,229         53,598
                                                                                          --------       --------
Commitments and contingencies
     Total liabilities and stockholders' equity......................................     $110,000       $115,373
                                                                                          ========       ========

      See accompanying notes to interim consolidated financial statements.

                         AMERICAN DENTAL PARTNERS, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)



                                                                                        Three Months Ended
                                                                                             MARCH 31,
                                                                                   ---------------------------
                                                                                       1999          2000
                                                                                      -------       -------

Net revenue.....................................................................      $26,234       $34,130
                                                                                      -------       -------

Operating expenses:
   Salaries and benefits........................................................       12,913        16,460
   Lab fees and dental supplies.................................................        3,507         4,900
   Office occupancy.............................................................        2,445         3,374
   Other operating expenses.....................................................        2,154         2,697
   General corporate expenses...................................................        1,196         1,414
   Depreciation.................................................................          768         1,082
   Amortization of intangible assets............................................          554           773
                                                                                      -------       -------
          Total operating expenses..............................................       23,537        30,700
                                                                                      -------       -------
Earnings from operations........................................................        2,697         3,430
   Interest expense, net........................................................          284           846
                                                                                      -------       -------
Earnings before income taxes....................................................        2,413         2,584
   Income taxes.................................................................        1,059         1,116
                                                                                      -------       -------
   Net earnings.................................................................      $ 1,354       $ 1,468
                                                                                      =======       =======

Net earnings per common share:
   Basic........................................................................        $0.18         $0.21
   Diluted......................................................................        $0.18         $0.20

Weighted average common shares outstanding:
   Basic........................................................................        7,471         7,125
   Diluted......................................................................        7,669         7,325





      See accompanying notes to interim consolidated financial statements.

                         AMERICAN DENTAL PARTNERS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                 (IN THOUSANDS)
                                  (UNAUDITED)





                                             NUMBER OF SHARES
                                            -------------------
                                            COMMON      COMMON              ADDITIONAL            TREASURY       TOTAL
                                            STOCK      STOCK IN  COMMON      PAID-IN    RETAINED  STOCK AT   STOCKHOLDERS'
                                            ISSUED     TREASURY  STOCK       CAPITAL    EARNINGS    COST         EQUITY
                                            -------  ----------  ---------  ----------  --------  ---------  --------------

Balance at December 31, 1999.............     7,537      (430)       $75       $46,584    $8,526   $(2,956)        $52,229
  Issuance of common stock for
    employee stock purchase plan.........        32         -          1           188         -         -             189
  Repurchase of common stock.............         -       (40)         -             -         -      (288)           (288)
  Net earnings...........................         -         -          -             -     1,468         -           1,468
                                              -----      ----        ---       -------    ------   -------         -------
Balance at March 31, 2000................     7,569      (470)       $76       $46,772    $9,994   $(3,244)        $53,598
                                              =====      ====        ===       =======    ======   =======         =======







      See accompanying notes to interim consolidated financial statements.

                         AMERICAN DENTAL PARTNERS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                                     THREE MONTHS ENDED
                                                                                                          MARCH 31
                                                                                                    ----------------------
                                                                                                      1999          2000
                                                                                                    --------      --------
Cash flows from operating activities:
     Net earnings.........................................................................          $  1,354       $ 1,468
     Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation......................................................................               768         1,082
        Amortization of intangible assets.................................................               554           773
        Other amortization................................................................                26            21
        Changes in assets and liabilities, net of acquisitions and affiliations:
           Accounts receivable............................................................               511            80
           Receivables due from affiliated dental groups..................................            (1,640)       (1,948)
           Other current assets...........................................................              (149)         (290)
           Accounts payable and accrued expenses..........................................               922           660
           Accrued compensation, benefits and taxes.......................................              (354)         (206)
           Income taxes payable and receivable, net.......................................              (144)        1,059
                                                                                                    --------       -------
                Net cash provided by operating activities.................................             1,848         2,699
                                                                                                    --------       -------

Cash flows from investing activities:
     Acquisitions and affiliations, net of cash acquired..................................            (7,038)       (2,767)
     Capital expenditures, net............................................................            (2,592)       (3,045)
     Contingent and deferred payments.....................................................                 -           (39)
     Other................................................................................              (490)         (246)
                                                                                                    --------       -------
                Net cash used for investing activities....................................           (10,120)       (6,097)
                                                                                                    --------       -------

Cash flows from financing activities:
     Borrowings under revolving line of credit, net.......................................             9,597         2,960
     Repayment of borrowings..............................................................              (586)         (285)
     Common stock issued for the employee stock purchase plan.............................               303           189
     Repurchase of common stock...........................................................                 -          (288)
     Payment of debt issuance costs.......................................................               (14)            -
                                                                                                    --------       -------
                Net cash provided by financing activities.................................             9,300         2,576
                                                                                                    --------       -------

Increase (decrease) in cash and cash equivalents..........................................             1,028          (822)
Cash and cash equivalents at beginning of period..........................................             2,420         2,325
                                                                                                    --------       -------
Cash and cash equivalents at end of period................................................          $  3,448       $ 1,503
                                                                                                    ========       =======

Supplemental disclosure of cash flow information:
     Cash paid during the period for interest, net........................................          $    156       $   692
                                                                                                    ========       =======
     Cash paid during the period for income taxes, net....................................          $  1,203       $    57
                                                                                                    ========       =======

Acquisitions and affiliations:
     Assets acquired......................................................................          $ 11,101       $ 3,726
     Liabilities assumed and issued.......................................................            (3,582)         (959)
     Common stock issued..................................................................              (352)            -
                                                                                                    --------       -------
     Cash paid............................................................................             7,167         2,767
     Less cash acquired...................................................................              (129)            -
                                                                                                    --------       -------
                Net cash paid for acquisitions and affiliations...........................          $  7,038       $ 2,767
                                                                                                    ========       =======

      See accompanying notes to interim consolidated financial statements.

                         AMERICAN DENTAL PARTNERS, INC.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS





(1)   BASIS OF PRESENTATION

  The interim consolidated financial statements include the accounts of American Dental Partners, Inc. and its wholly-owned subsidiaries (the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

  The Company does not own any interests in or control the activities of the affiliated dental practices. Accordingly, the financial statements of the affiliated dental practices are not consolidated with those of the Company.

  The interim consolidated financial statements are unaudited, but in the opinion of management include all adjustments, which consist only of normal and recurring adjustments, necessary for a fair presentation of its financial position and results of operations. Results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the Company's consolidated financial statements as of and for the year ended December 31, 1999.

  Certain reclassifications have been made to the interim consolidated financial statements for the three months ended March 31, 1999 in order to conform with the March 31, 2000 presentation.


(2)  ACQUISITIONS AND AFFILIATIONS

  During calendar 1999, the Company acquired substantially all the assets of 15 dental practices (12 transactions) and simultaneously entered into 40-year service agreements with eight of the affiliated dental groups (seven practices joined existing affiliates). The aggregate purchase price paid in connection with these transactions consisted of approximately $20.0 million in cash, $2.5 million in subordinated promissory notes, $0.9 million in deferred payments and 50,568 shares of Common Stock valued at approximately $0.4 million. All transactions completed in 1999 are referred to as the "1999 Transactions."

  From January 1, 2000 to March 31, 2000, the Company acquired substantially all the assets of three dental practices and simultaneously entered into a 40-year service agreement with one of the affiliated dental groups (two practices joined existing affiliates). The aggregate purchase price paid in connection with these transactions consisted of approximately $2.8 million in cash, $0.5 million in subordinated promissory notes and $0.3 million in deferred payments. All transactions completed in the first three months of 2000 are referred to as the "2000 Transactions."

                         AMERICAN DENTAL PARTNERS, INC.
        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)




The 1999 and 2000 Transactions completed through March 31, 2000 are as follows:

                DATE                       AFFILIATED DENTAL PRACTICE                      LOCATION(S)
                ----                       --------------------------                      -----------
February 1999...............          Dental Care of Alabama                 Birmingham and Tuscaloosa, AL
February 1999...............          CIGNA HealthCare of Arizona            Phoenix, AZ
March 1999..................          OK Dental                              Oklahoma City and Tulsa, OK
March 1999..................          Kenneth W. Van Sickle, Jr., D.M.D.     Mt. Pleasant, PA
March 1999..................          Jack G. Stacker, D.D.S.                Wausau, WI
June 1999...................          Kevin M. Strezo, D.D.S.                Homer City, PA
June 1999...................          Hill Dental Group                      Columbia, MD
June 1999...................          University Dental Associates           Winston-Salem, NC
June 1999...................          Karen L. Wedde, D.D.S.                 Appleton and Green Bay, WI
July 1999...................          Kenneth P. Dick, D.M.D.                Johnstown, PA
July 1999...................          Gary R. Christman, D.D.S.              Humble and Kingwood, TX
September 1999..............          Dental Associates of Corona, Dental    Corona, Moreno Valley and
                                      Associates of Moreno Valley,              Riverside, CA
                                      Dental Associates of Riverside
                                      and Riverside Dental Group
January 2000................          Western New York Dental Group          Buffalo, NY
February 2000...............          Columbia Dental Associates             Columbia, MD
February 2000...............          Robert E. Ford, D.M.D.                 Birmingham, AL

  The accompanying interim consolidated financial statements include the results of operations under the service agreements from the dates of acquisition. The excess of the purchase price of all the 1999 and 2000 Transactions over the estimated fair value of the net assets acquired has been recorded as intangible assets.

  Subsequent to March 31, 2000, the Company acquired substantially all the assets of The Dental Center which joined the Company's existing affiliate in Alabama.


(3)  EARNINGS PER SHARE

  Earnings per share are computed based on Statement of Financial Accounting Standard No. 128 "Earnings per Share" ("SFAS 128"). SFAS 128 requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") by all entities that have publicly traded common stock or potential common stock (options, warrants, convertible securities or contingent stock arrangements). Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

                         AMERICAN DENTAL PARTNERS, INC.
        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)



  The following table provides a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the three months ended March 31:

                                                                                               THREE MONTHS ENDED
                                                                                                    MARCH 31,
                                                                                      -----------------------------------

                                                                                                 1999                2000
                                                                                      ---------------     ---------------
                                                                                           (IN THOUSANDS, EXCEPT  PER
                                                                                                   SHARE DATA)
Basic Earnings Per Share
Net earnings available to common stockholders................................                  $1,354              $1,468
                                                                                               ======              ======

Weighted average common shares outstanding...................................                   7,471               7,125
                                                                                               ======              ======

Net earnings per share.......................................................                  $ 0.18              $ 0.21
                                                                                               ======              ======

DILUTED EARNINGS PER SHARE
Net earnings available to common stockholders.................................                 $1,354              $1,468
                                                                                               ======              ======

Weighted average common shares outstanding....................................                  7,471               7,125
Add:   Dilutive effect of options.............................................                    198                 200
                                                                                               ------              ------
Weighted average common shares as adjusted....................................                  7,669               7,325
                                                                                               ======              ======

Net earnings per share........................................................                 $ 0.18              $ 0.20
                                                                                               ======              ======

                         AMERICAN DENTAL PARTNERS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

  Some of the information in this Report on Form 10-Q contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "project," "estimate," "forecast" and similar expressions, among others, identify forward-looking statements. Forward-looking statements speak only as of the date the statements were made. Such forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied. Certain factors that might cause such a difference include, among others, risks associated with our acquisition and affiliation strategy, management of rapid growth, dependence upon affiliated dental groups, dependence upon service agreements and government regulation of the dental industry. Additional risks, uncertainties and other factors are set forth in the "Risk Factors" section of our Registration Statement on Form S-4 (File No. 333-56941).

OVERVIEW

  American Dental Partners, Inc. is a leading provider of business services to multi-disciplinary dental groups in selected markets in the United States. We were formed in December 1995, commenced operations in January 1996 and began providing business services to dental groups in November 1996, concurrent with the completion of our first dental group affiliation. Our rapid growth has resulted primarily from our affiliations with dental groups. From November 1996 to March 31, 2000, we completed 34 affiliation transactions, comprising 19 dental groups, and at March 31, 2000, we operated 138 dental facilities with 1,235 operatories in 13 states.


AFFILIATION SUMMARY

  When affiliating with a dental group, we acquire substantially all its assets except those required by law to be owned or maintained by dentists (such as third party contracts, certain governmental receivables and patient records), and enter into a long-term service agreement with the affiliated dental group or professional corporation ("PC"). Under our service agreements, we are responsible for providing all services necessary for the administration of the non-clinical aspects of the dental operations. The PC is responsible for the provision of dental care. Each of our service agreements is for an initial term of 40 years. We do not own or control the affiliated dental groups and, accordingly, do not consolidate the financial statements of the PCs with ours.

   1999 Transactions

  During 1999, we acquired substantially all the assets of 15 dental practices (12 transactions) and simultaneously entered into 40-year service agreements with eight of the affiliated dental groups (seven practices joined existing affiliates). In total, these affiliations resulted in the addition of 27 dental facilities with 297 operatories.

  2000 Completed and Pending Transactions

  During the first three months of 2000, we acquired substantially all the assets of three dental practices and simultaneously entered into a 40-year service agreement with one of the affiliated dental groups (two practices joined existing affiliates). In total, these affiliations resulted in the addition of five dental facilities with 41 operatories.

  In April 2000, we acquired substantially all the assets of another dental practice which joined an existing affiliate. In addition, we currently are in discussions with a number of dentists and owners of dental groups about possible affiliations with us. There can be no assurance, however, that we will consummate any of these possible affiliations.

                         AMERICAN DENTAL PARTNERS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)



COMPONENTS OF REVENUE AND EXPENSES

  Affiliate Adjusted Gross Revenue and Payor Mix.   Our affiliated dental groups
generate revenue from patients and dental benefit providers under fee-for-service, PPO plans and capitated managed care plans. The affiliated dental groups record revenue at established rates reduced by contractual adjustments and allowances for doubtful accounts to arrive at adjusted gross revenue. Contractual adjustments represent the difference between gross billable charges at established rates and the portion of those charges reimbursed pursuant to certain dental benefit provider contracts. While payor mix varies from market to market, the aggregate payor mix percentage of our affiliated groups for the three months ended March 31, 1999 was approximately 43% fee-for-service, 12% PPO
plans and 45% capitated managed care plans.   For the three months ended March
31, 2000, the aggregate payor mix percentage of our affiliated groups was approximately 47% fee-for-service, 19% PPO plans and 34% capitated managed care plans.

  The PC reimburses us for expenses incurred on its behalf in connection with the operation and administration of the dental facilities and pays fees to us for management services. Expenses incurred for the operation and administration of the dental facilities include salaries and benefits for non-dentist personnel working at the dental facilities (the administrative staff and, where permitted by law, the dental hygienists and dental assistants), lab fees, dental supplies, office occupancy costs of the dental facilities (rent, utilities, etc.) and depreciation related to the fixed assets at the dental facilities. The PC is also responsible for provider expenses, which generally consist of the salaries, benefits and certain other expenses of the dentists.

  Net Revenue.   Our net revenue represents reimbursement of expenses and fees charged to the affiliated dental groups pursuant to the terms of the long-term service agreements under which we agree to provide business services of the dental practice. Under such agreements, the affiliated dental groups reimburse us for actual expenses incurred in connection with the operation and administration of the dental facilities and pay fees to us for our business services. Under certain service agreements, our service fee consists of a variable monthly fee which is based upon a specified percentage of the amount by which the PC's adjusted gross revenue exceeds expenses incurred in connection with the operation and administration of the dental facilities. Under certain service agreements, our service fees consist of a fixed monthly fee and an additional variable fee. To the extent that there is operating income after payment of the fixed monthly fee, reimbursement of expenses incurred in connection with the operation and administration of the dental facilities and payment of provider expenses, an additional variable fee is paid to us in the amount of such excess up to budgeted operating income and 50% of such excess over budgeted operating income. Under certain service agreements, our service fee consists entirely of a fixed monthly fee. The fixed monthly fees are determined by agreement of us and the affiliated dental group in a formal budgeting process. Additionally, our net revenue includes amounts from dental benefit providers related to the arrangement of the provision of care to patients.

  Operating Expenses.   Operating expenses (excluding general corporate
expenses, depreciation and amortization of intangible assets) consist of the expenses incurred by us in fulfilling our obligations under the service agreements. These expenses are operating costs and expenses that would have been incurred by the affiliated dental groups had they not affiliated with us and include non-dentist salaries and benefits, lab fees and dental supplies, office occupancy cost and other expenses related to operations. Salaries and benefits expense are for personnel working for us at the dental facilities, as well as the local operating management. At the facility level, we generally employ the administrative staff and, where permitted by law, the dental hygienists and dental assistants. The local operating management team supervises and supports the staff at the dental facilities. Office occupancy includes rent expense and certain other operating costs such as utilities associated with dental facilities and the local administrative offices. Such costs vary based on the size of each facility and the market rental rate for dental office space in the particular geographic market. Other expenses consist of professional fees, marketing costs and other general and administrative expenses.

  General Corporate Expenses.   General corporate expenses consist of
compensation expenses for our corporate personnel and administrative staff, as well as facility and other administrative costs of our corporate office. We provide management, administrative, third party contracting and other services to the affiliated groups.

                         AMERICAN DENTAL PARTNERS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)



  Depreciation.   Depreciation expense includes depreciation charges related to leasehold improvements and furniture, fixtures and equipment used to operate the dental facilities, local management offices and our corporate office.

  Amortization of Intangible Assets.   Amortization of intangible assets relates
to intangible assets acquired in connection with completed acquisition and affiliation transactions.

THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2000

 Overview

  Our net earnings amounted to $1,354,000 or diluted earnings per share of $0.18 for the three months ended March 31, 1999, as compared with net earnings of $1,468,000 or diluted earnings per share of $0.20 for the three months ended March 31, 2000. The increase in net earnings resulted from incremental earnings provided from completed acquisitions and affiliations and from internal growth.

  Net Revenue. Net revenue increased from $26,234,000 for 1999 to $34,130,000 for 2000, an increase of approximately 30%. The increase in net revenue in 2000 is due primarily to the inclusion of revenue derived from service agreements entered into in connection with the 1999 Transactions for the entire period and from the 2000 Transactions. In addition, same market growth from dental groups which were our affiliates during the entirety of both periods resulted from the addition and expansion of our facilities, the addition of dentists to our affiliated dental group network and increases in certain affiliates' fees. Net revenue included expense reimbursements ($17,476,000 for 1999 as compared with $23,323,000 for 2000), business service fees ($6,367,000 for 1999 as compared with $8,146,000 for 2000) and revenue related to the arrangement of the provision of care to patients and other revenue ($2,391,000 for 1999 as compared with $2,661,000 for 2000). Expense reimbursements included rent expense ($1,761,000 for 1999 as compared with $2,434,000 for 2000) and other operating expenses ($15,715,000 for 1999 as compared with $20,889,000 for 2000). Business service fees included a monthly fee ($6,096,000 for 1999 as compared with $6,960,000 for 2000) and an additional variable fee ($271,000 for 1999 as compared with $1,186,000 for 2000). Net revenue derived from our service agreement with Park Dental represented approximately 36% and 33% of our consolidated net revenue for 1999 and 2000, respectively.

  Salaries and Benefits Expense. Salaries and benefits amounted to $12,913,000 or 49.2% of net revenue for 1999, as compared with $16,460,000 or 48.2% of net revenue for 2000. The decrease in salaries and benefits as a percentage of net revenue resulted primarily from affiliations completed during 1999 and 2000 with a generally lower ratio of staffing costs to net revenue. Continued leveraging of regional management and administrative resources in certain markets also improved this ratio. These cost savings were partially offset by wage inflation due to tight labor markets. We anticipate such wage inflation pressures will continue for the foreseeable future.

  Lab Fees and Dental Supplies Expense. Lab fees and dental supplies expense increased from $3,507,000 or 13.4% of net revenue for 1999 to $4,900,000 or 14.4% of net revenue for 2000. Lab fees and dental supplies expense varies from affiliate to affiliate and is affected by the volume and type of procedures performed. The increase in lab fees and dental supplies as a percentage of net revenue is attributable to a combination of the acquisition of facilities with a generally higher ratio of lab fees and dental supplies expense to net revenue in their respective markets compared to the existing base of facilities and rate increases from certain lab providers due to increases in costs of certain precious metals and their internal wage inflation. We believe such price inflation will continue for the foreseeable future.

                         AMERICAN DENTAL PARTNERS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)



  Office Occupancy Expense. Office occupancy expense amounted to $2,445,000 or 9.3% of net revenue for 1999, as compared with $3,374,000 or 9.9% of net revenue for 2000. Office occupancy expense increased as a percentage of net revenue due to investment in the relocation, expansion and addition of new dental facilities in Arizona, California, Minnesota, Texas and Virginia. This investment in facilities increased our capacity in these markets to allow for future growth. However, the increase in office occupancy expense has not yet been fully offset by incremental net revenue. These increased costs were partially offset by better utilization of capacity in existing facilities and the leveraging of local management offices in certain markets. We expect office occupancy to continue to increase as we invest in the relocation and expansion of facilities in desirable markets where costs such as rent are generally at a premium. These increases should be partially or fully offset by better utilization of capacity in existing dental facilities.

  Other Operating Expenses. Other expenses amounted to $2,154,000 or 8.2% of net revenue for 1999, as compared with $2,697,000 or 7.9% of net revenue for 2000. Other expenses decreased as a percentage of net revenue due to the regionalization of data processing and administrative functions in certain markets and the acquisition of facilities with a generally lower ratio of other operating expenses to net revenue in their respective markets compared to the existing base of facilities.

  General Corporate Expenses. General corporate expenses were $1,196,000 or 4.6% of net revenue for 1999, as compared with $1,414,000 or 4.1% of net revenue for 2000. Throughout 1999 and early 2000, we continued to expand our management infrastructure in the areas of finance, operations, employee benefit administration, professional recruiting and purchasing. Despite these additions, we continued to leverage these costs, resulting in a reduction of
general corporate expenses as a percentage of net revenue.   The level of
general corporate expenses will likely continue to increase in the future as we continue to expand our management infrastructure. However, it is anticipated that these expenses will continue to decline as a percentage of net revenue.

  Depreciation. Depreciation expense was $768,000 or 2.9% of net revenue for 1999, as compared with $1,082,000 or 3.2% of net revenue for 2000. The increase in depreciation expense related primarily to the depreciation of assets acquired and capital expenditures associated with the addition of seven new facilities in Arizona, California, Minnesota and Virginia and the relocation and/or expansion of 28 facilities in Arizona, Minnesota, Pennsylvania, Texas and Wisconsin throughout 1999 and 2000. These capital expenditures increased our capacity in these markets to allow for future growth. Depreciation expense increased as a percentage of net revenue as this initial investment was not fully offset by incremental net revenue. We expect to continue to invest in the relocation and expansion of our physical capacity, and depending on the amount and timing of such future capital expenditures, depreciation expense will likely increase.

  Amortization of Intangibles. Amortization of intangibles was $554,000 or 2.1% of net revenue for 1999, as compared with $773,000 or 2.3% of net revenue for 2000. The increase in amortization resulted from intangible assets recorded in connection with 15 affiliations (12 transactions) completed during 1999 and three affiliations completed during 2000. We expect amortization of intangible assets to increase in the future as a result of intangibles recorded in connection with future acquisitions and affiliations.

  Interest Expense, net. Net interest expense was $284,000 or 1.1% of net revenue for 1999, as compared with $846,000 or 2.5% of net revenue for 2000. The increase in interest expense resulted primarily from increased average borrowings under our revolving credit facility in 2000 as compared to 1999 to fund the 1999 and 2000 Transactions and a portion of our capital expenditures throughout 1999. In addition, the issuance of subordinated notes in connection with the 1999 and 2000 Transactions and an overall higher average interest rate under our revolving credit facility in 2000 than 1999 contributed to higher expense in 2000.

                         AMERICAN DENTAL PARTNERS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)



  Income Taxes. We incurred income tax expense of $1,059,000 for 1999, as compared with $1,116,000 for 2000. Our effective tax rate was approximately 43.9% for 1999 as compared with 43.2% for 2000. The decrease in the effective tax rate is primarily attributable to a reduction in the proportionate amount of amortization of intangible assets which are not deductible for tax purposes. This decrease was partially offset by a higher Federal statutory rate due to a higher estimated pre-tax income in 2000 and an increased income in states with higher tax rates which increased the average state tax rate.

LIQUIDITY AND CAPITAL RESOURCES

  We have financed our operating and capital needs, including cash used for acquisitions and affiliations, capital expenditures and working capital, from sales of equity securities, borrowings under our revolving line of credit and cash generated from operations.

  From January 1, 1999 through March 31, 2000, we completed 18 dental practice affiliations (15 transactions) for aggregate consideration of $22.8 million in cash, $3.0 million in subordinated promissory notes, $1.2 million in deferred payments and 50,568 shares of Common Stock valued at approximately $0.4 million.

  For the three months ended March 31, 1999 and 2000, cash provided by operating activities amounted to $1,848,000 and $2,699,000, respectively. The increase in cash from operations resulted primarily from the reduction of net cash paid for income taxes offset by an increase in amounts paid for interest.

  For the three months ended March 31, 1999 and 2000, cash used in investing activities amounted to $10,120,000 and $6,097,000, respectively. Cash used for investing activities included cash used for acquisitions and affiliations and for capital expenditures. Cash used for acquisitions, net of cash acquired, was $7,038,000 for 1999 and $2,767,000 for 2000. Cash used for capital expenditures was $2,592,000 and $3,045,000 for 1999 and 2000, respectively. Capital expenditures for 1999 included costs associated with the addition of new facilities in Arizona and Minnesota and the expansion of existing facilities in Arizona, Minnesota, Texas and Wisconsin. Capital expenditures for 2000 included costs associated with the relocation and/or expansion of existing facilities in Minnesota, Pennsylvania, Texas and Wisconsin. The establishment of new dental facilities and the expansion of existing dental facilities in the future will require ongoing capital expenditures.

  For the three months ended March 31, 1999 and 2000, cash provided by financing activities amounted to $9,300,000 and $2,576,000, respectively. Cash provided by financing activities in 1999 resulted from borrowings under our revolving line of credit of $9,597,000 and proceeds from the issuance of common stock for the employee stock purchase plan of $303,000, net of the repayment of certain indebtedness. Cash provided by financing activities during 2000 resulted from borrowings under our revolving line of credit of $2,960,000 and proceeds from the issuance of common stock for the employee stock purchase plan of $189,000, net of the repayment of certain indebtedness of $285,000 and the repurchase of 40,000 shares of our common stock for $288,000.

  We have a $50 million revolving line of credit. The credit facility is being used for general corporate purposes including acquisitions and affiliations. Borrowings under this line of credit bear interest at either prime or LIBOR plus a margin, at our option. The margin for LIBOR loans is based upon our debt coverage ratio and ranges up to 1.625%. In addition, we pay a commitment fee of 0.25% of the average daily balance of the unused line. Borrowings are limited to an availability formula based on adjusted EBITDA. The credit facility is secured by a first lien on substantially all of our assets, including a pledge of the stock of our subsidiaries. We are also required to comply with certain financial and other covenants. The line of credit matures in December 2001. The outstanding balance under this line as of March 31, 2000 was $36,457,000.

  We have a Shelf Registration Statement on file with the Securities and Exchange Commission (Registration No. 333-56941) covering a total of 750,000 shares of Common Stock and $25,000,000 aggregate principal amount of subordinated promissory notes to be issued in connection with future dental practice affiliations. As of March 31, 2000, 679,878 shares and $21,526,500 of notes remain available for issuance under this Shelf Registration Statement.

                         AMERICAN DENTAL PARTNERS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS - (Continued)



  Our growth strategy depends in large measure on our ability to affiliate with
additional dental practices.   Subsequent to March 31, 2000, we acquired
substantially all the assets of a dental practice which joined an existing affiliate. Although we have affiliated with many dental practices since our initial affiliation in November 1996, there can be no assurance that additional affiliation candidates can be identified, consummated or successfully integrated into our operations. We have used a combination of cash, common stock and subordinated debt as consideration for past acquisitions and affiliations and plan to continue to use these sources in the future. In the event that our Common Stock does not maintain sufficient valuation or if potential affiliation candidates are unwilling to accept our securities as consideration, we will be required to use more cash resources to continue our affiliation program. In addition, if sufficient financing is not available as needed on terms acceptable to us, our affiliation strategy will be modified.

  We believe that cash generated from operations and amounts available under our revolving credit facility will be sufficient to fund our anticipated cash needs for working capital, capital expenditures and acquisitions and affiliations (although at a reduced rate compared to 1999) for at least the next 12 months.

YEAR 2000 ISSUE

  The Year 2000 issue is the result of certain computer programs being written using two digits rather than four digits to define the year. Accordingly, computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in system failures or miscalculations causing disruptions in operations, including the temporary inability to process transactions, send invoices or statements, or engage in similar normal business activities. We utilize software and related computer technologies essential to our operations.

  We have not experienced any material Year 2000 problems or disruptions in our systems or operations, and the costs we have incurred in addressing Year 2000 compliance have not been material. There can be no assurance, however, that we will not experience Year 2000 problems that may have a material adverse effect on our business, financial condition and results of operations.

RECENTLY ISSUED FINANCIAL ACCOUNTING PRONOUNCEMENTS

  In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44 (the "Interpretation"), "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). This Interpretation clarifies the application of APB No. 25 for only certain issues, which include, among others, (i) definition of an employee for purposes of applying APB No. 25, (ii) criteria for determining whether a plan qualifies as a non-compensatory plan, (iii) the accounting consequences for various modifications to the terms of a previously fixed stock option or award and (iv) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation covers specific events that occur after
December 15, 1998 or January 12, 2000.   We do not believe the adoption of the
Interpretation will have a material effect on our consolidated financial position, results of operations or cash flows.

                         AMERICAN DENTAL PARTNERS, INC.
                  PART I.  FINANCIAL INFORMATION - (Continued)


Item 3.  Quantitative and Qualitative Disclosures About Market Risk

  We invest our cash in money market instruments. These instruments are denominated in U.S. dollars. Due to the conservative nature of these instruments, we do not believe that we have a material exposure to interest rate or market risk.

  In the ordinary course of business, we are exposed to interest rate risk. With regard to our revolving credit facility, we are also exposed to variable rate interest for the banks' applicable margins ranging from 1.000% to 1.625% based upon our debt coverage ratio. For fixed rate debt, interest rate changes affect the fair value but do not impact earnings or cash flow. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flow. We do not believe a one percentage point change in interest rates would have a material impact on the fair market value of our fixed rate debt. The pre-tax earnings and cash flow impact for one year based upon the amounts outstanding at March 31, 2000 under our variable rate revolving credit facility for a one percentage point change in interest rates would be approximately $365,000. We do not presently undertake any specific actions to cover our exposure to interest rate risk and we are not party to any interest rate risk management transactions.


                          PART II.  OTHER INFORMATION


Item 1.  Legal Proceedings

     From time to time, we may be subject to litigation incidental to our business. We are not presently a party to any material litigation. The dentists employed by, or independent contractors of, our affiliated dental group practices are from time to time subject to malpractice claims. Such claims, if successful, could result in damage awards exceeding applicable insurance coverage which could have a material adverse effect on our business, financial condition and results of operations.


ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

         Not applicable.


ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         Not applicable.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         Not applicable.

ITEM 5.  OTHER INFORMATION

         Not applicable.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

(A)  EXHIBITS

     27  Financial Data Schedule.

(B)  REPORTS ON FORM 8-K

     No Current Reports on Form 8-K were filed during the three-month period ended March 31, 2000.

                        AMERICAN DENTAL PARTNERS, INC.

                                  SIGNATURES



  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                         AMERICAN DENTAL PARTNERS, INC.


May 11, 2000                             /s/  Gregory A. Serrao
                                         --------------------------------------
                                         Gregory A. Serrao
                                         Chairman, President and Chief
                                         Executive Officer



May 11, 2000                             /s/  Ronald M. Levenson
                                         --------------------------------------
                                         Ronald M. Levenson
                                         Senior Vice President,
                                         Chief Financial Officer and Treasurer
                                         (principal financial officer)

                        AMERICAN DENTAL PARTNERS, INC.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER       EXHIBIT DESCRIPTION
------       -------------------

    27       Financial Data Schedule